						Exhibit 12

INGERSOLL-RAND COMPANY LIMITED
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Millions)

		Years Ended December 31,

		2002	2001	2000	1999	1998
Fixed charges:
	Interest expense	$230.3	$249.7	$251.7	$182.5	$220.6
	Amortization of debt discount and expense	6.6	7.4	6.1	6.7	7.0
	Rentals (one-third of rentals)	27.3	33.6	25.6	22.8	22.4
	Capitalized interest	2.8	3.2	3.6	3.0	2.9
	Equity-linked security charges	0.0	8.3	25.6	25.6	19.7

Total fixed charges		$267.0	$302.2	$312.6	$240.6	$272.6

Earnings from continuing operations before
cumulative effect of change in accounting principle		$367.4	$182.1	$437.3	$460.8	$376.4
Add:	Minority income of majority-owned
	subsidiaries	14.5	20.7	39.8	29.1	23.5
	Taxes on income from continuing operations	20.3	(48.1)	226.5	239.4	208.9
	Fixed charges	267.0	302.2	312.6	240.6	272.6
Less:	Capitalized interest	2.8	3.2	3.6	3.0	2.9
	Undistributed earnings (losses) from
	less than 50% owned affiliates	(0.1)	0.2	0.1	(0.5)	(0.3)

Earnings available for fixed charges		$666.5	$453.5	$1,012.5	$967.4	$878.8

Ratio of earnings to fixed charges		2.50	1.50	3.24	4.02	3.22

Undistributed earnings (losses) from
less than 50% owned affiliates:
	Equity in earnings (losses)	$0.6	$0.9	$1.0	$0.2	$0.1
Less:	Amounts Distributed	0.7	0.7	0.9	0.7	0.4

	Undistributed earnings (losses)
	from less than 50% owned affiliates	($0.1)	$0.2	$0.1	($0.5)	($0.3)

All amounts have been restated to reflect a reclassification of discontinued operations for the Engineered Solutions Business